Brad A. Green, P.C. To Call Writer Directly: +1 212 446 4839 brad.green@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 646 625 9745 www.kirkland.com	Facsimile: +1 212 446 4900

December 27, 2023

By EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Lisa N. Larkin
Christina DiAngelo Fettig
John Lee
Christian Sandoe
Catalina Jaime
Michael Republicano

Re:	26North BDC, Inc. Registration Statement on Form 10 (File No. 000-56594)

Dear Ladies and Gentlemen:

On behalf of 26North BDC, Inc., a Maryland corporation (the "Company"), transmitted for filing with the Securities and Exchange Commission (the "Commission") as EDGAR correspondence are the Company's responses to the comments of the staff of the Commission (the "Staff") provided to the undersigned by the Staff by telephone on November 3, 2023, November 6, 2023 and November 17, 2023. The Staff's comments related to Amendment No. 1 to the Company's Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the "Registration Statement"), filed on October 19, 2023 (File No. 000-56594), which went effective on November 6, 2023.

Set forth below is a summary of the Staff's comments and the Company's responses thereto. For the convenience of the Staff, the comments have been repeated in the headings below, and the Company's responses follow. Please note that we have not independently verified information provided by the Company. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai

United States Securities and Exchange Commission December 27, 2023 Page 2

1.             The Subsequent Events note to the Company's financial statements discloses certain transactions arrangements among affiliated persons—namely, the Reorganization and the assumption of certain liabilities, subject to reimbursement at a future date. Please confirm the Company's views regarding the permissible nature of these transactions under Section 57 of the 1940 Act, related rules and Staff guidance.

Response:

The Company respectfully submits that the facts and circumstances of the Reorganization and the related expense reimbursement arrangements did not constitute nor result in transactions or arrangements that were impermissible under Section 57 of the 1940 Act, as well as applicable rules or Staff guidance. The Company also notes that all of these arrangements were discussed with, and approved by, the Company's Board of Directors, including by the unanimous vote of the Independent Directors.

Importantly, the Reorganization was effected on October 2, 2023, prior to the Company's election to be treated as a BDC and subject to any provisions of the 1940 Act. As a result, the Company was not subject to Section 17 or 57 of the 1940 Act at the time of the Reorganization and, therefore, the 1940 Act, including those sections of the statute, were not applicable to the transactions effected as part of the Reorganization.1

Prior to the Reorganization, the Adviser agreed to assume the Private Fund's known liabilities, as reflected in the Agreement and Plan of Reorganization. In consideration of the benefits to the Company of the organization and offering of the Private Fund and the Reorganization—notably, the conveyance, assignment, transfer and delivery of approximately $830.7 million in uncalled capital commitments—the Company agreed to reimburse the Adviser for such liabilities, subject to the conditions set forth in the Expense Support Agreement between the Company and the Adviser. Expense reimbursements are standard and accepted practice in the BDC and registered fund industry. Consistent with Staff guidance and industry practice: (i) Excess Operating Funds may be paid by the Company following any calendar quarter in which Available Operating Funds exceed the cumulative distributions accrued to Stockholders based on distributions declared with respect to record dates occurring in such calendar quarter; (ii) the Company will not reimburse the Adviser if (a) the Effective Rate of Distributions Per Share declared by the Company at the time of such proposed Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (b) the Company's Operating Expense Ratio at the time of such proposed Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates; and (iii) Reimbursement Payments for a given Expense Payment will be made within three years of the last business day of the applicable calendar quarter in which such Reimbursement Payment obligation is accrued.

2.             The Staff notes the existence of disclosure regarding the Company's wholly-owned subsidiary, 26N DL Funding 1 LLC. Please note that "subsidiary," as used in the comments, is intended to refer to an entity (regardless as to whether the Company formed the entity) that primarily (i) is controlled by the Company and (ii) engages in investment activities in securities or other assets. With respect to any subsidiary of the Company:

(a)            Please disclose that the Company complies with the provisions of Section 18 of the 1940 Act on an aggregate basis with the subsidiary.

1        The Company notes that contribution transactions in connection with the launch of BDCs are often effected prior to the election of the BDC to be treated as such under the 1940 Act or, if effected after such election, are done in reliance on the Staff no-action position in GuideStone Financial, et. al., SEC No-Action Letter (pub. avail. Dec. 27, 2006) ("GuideStone"). The Company further notes that, given the Private Fund held no investments at the time of the Reorganization and the Company had not yet made a BDC election, compliance with GuideStone was not necessary or appropriate.

United States Securities and Exchange Commission December 27, 2023 Page 3

(b)            Please disclose that any investment adviser to the subsidiary complies with Section 15 of the 1940 Act as if it were an investment adviser (as defined in Section 2(a)(20) of the 1940 Act) to the Company.

(c)            Please include any investment advisory agreement between the subsidiary and the Adviser as an exhibit to the Registration Statement (or the Company's Form 10-K).

(d)            Please disclose that the subsidiary complies with the provisions of Section 17 of the 1940 Act related to affiliated transactions and custody. Please identify the custodian of the subsidiary, if any.

(e)            Please disclose the subsidiary's principal investment strategies or risks that constitute principal investment strategies or risks of the Company.

(f)            Please confirm that the subsidiary's board of directors will agree to inspection by the Staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and related rules.

Response:

(a)           The Company advises the Staff that the Company complies with the provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis such that it treats, and will continue to treat, the debt of its wholly-owned subsidiaries, including 26N DL Funding 1 LLC (the "Existing Subsidiary"), as that of the Company for purposes of Section 18 of the 1940 Act. The Company notes that the primary purpose of the Existing Subsidiary, which is the only subsidiary of the Company, is to hold loans to serve as collateral for the Company's current credit facility (the "Current Facility"). The Company advises the Staff that it will include language regarding such compliance, as required or otherwise appropriate, in its periodic reports made pursuant to the 1934 Act.

(b)           The Company respectfully advises the Staff that the Existing Subsidiary as well as any other wholly-owned subsidiaries of the Company through which the Company may engage in investment activities are not, and are not expected to be, parties to advisory or management contracts. Rather, the Adviser will manage the investments held by any such wholly-owned subsidiaries of the Company on a look-through basis pursuant to the Advisory Agreement. While the Company itself or the Adviser may agree to serve as collateral manager for a wholly-owned subsidiary formed for an on-balance sheet financing arrangement, such as the Existing Subsidiary, the Company does not believe that any such collateral management agreement would fall within the scope of Section 15 of the 1940 Act, as no such wholly-owned subsidiary would itself be either a registered investment company or business development company under the 1940 Act. The Company further confirms to the Staff that it filed the loan and security agreement pertaining to the Current Facility with respect to the Existing Subsidiary as an exhibit to its Registration Statement on October 19, 2023.

(c)           The Company respectfully refers the Staff to its response to the foregoing Comment 2.b.

(d)           The Company respectfully advises the Staff that any wholly-owned subsidiaries of the Company, including the Existing Subsidiary, would be subject to the Company's compliance policies and procedures, including compliance with Sections 17 and 57 of the 1940 Act. U.S. Bank Trust Company, National Association serves as custodian for the assets of the Company held by the Existing Subsidiary. To the extent the Company forms additional wholly-owned subsidiaries, the assets of the Company held by those subsidiaries would be custodied in compliance with Section 17(g) of the 1940 Act and the rules thereunder.

United States Securities and Exchange Commission December 27, 2023 Page 4

(e)           The Existing Subsidiary does not engage in active portfolio management. As noted above, the primary purpose of the Existing Subsidiary is to hold collateral to secure the Current Facility. All collateral held by the Existing Subsidiary is consistent with the principal investment strategies or risks of the Company.

(f)           The Company confirms that any wholly-owned subsidiaries and their respective boards of directors, if any, will agree to inspection by the Staff of such subsidiary's books and records, which will be maintained by the Company in accordance with Section 31 of the 1940 Act and the rules thereunder.

3.            The Staff notes your response to Comment #17 of the original response letter to comments of the Staff filed concurrently with the filing of the Registration Statement. The Staff reissues the following comment:

Disclosure throughout the registration statement indicates that the Company will engage in total return swaps.

•	Please confirm that the Company will look through the swap and count the reference assets as investments of the Company for purposes of computing the incentive fee.

•	The Company must determine whether each loan underlying a total return swap is a qualifying or a non-qualifying asset for purposes of complying with section 55(a) under the 1940 Act. See, e.g., Item 8.6.c. of Form N-2. Please confirm that the Company will treat each loan underlying the swap as a qualifying asset only if the obligor on the loan is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company.

Response:

The Company notes that, while it is permitted to enter into total return swaps, it does not generally intend to do so. If the Company were to do so, it would be expected that the terms of the total return swap would provide for the Company to receive all interest and fees payable in respect of the reference assets, which payments would appropriately be treated as interest income for purposes of calculating the income incentive fee payable under the Advisory Agreement, consistent with the explicit terms thereof. Upon the termination of a reference asset in the portfolio underlying a total return swap, the amount paid to the Company in respect of any appreciation of such reference asset would be treated as capital gains for purposes of calculating the capital gain incentive fee under the Advisory Agreement. In addition, the fair value of the total return swap would be included on the Company's balance sheet and, as a result, would be factored in the determination of the gross assets of the Company for purposes of calculating the base management fee pursuant to the Advisory Agreement.

The Company respectfully submits that it is aware of the Staff's position regarding the treatment of a total return swap for purposes of (i) the asset coverage requirements of Section 18 of the 1940 Act, which is applicable to the Company under Section 61 of the 1940 Act, and (ii) determination of qualifying assets for purposes of Section 55(a) of the 1940 Act. If the Company were to enter into a total return swap, the Company expects that it would treat the outstanding notional amount of the total return swap, less the amount of any cash collateral or other liquid assets posted or segregated by it under the total return swap, as a senior security for the duration of the swap, and would treat the assets underlying the swap as assets of the Company for such regulatory purposes. The Company respectfully reserves its right in the future to treat any total return swap for regulatory purposes in accordance with any then-current Staff or Commission rule, guidance or interpretation regarding the regulatory treatment of total return swaps or similar derivative instruments that differs from such proposed treatment.

United States Securities and Exchange Commission December 27, 2023 Page 5

4.            Please describe all of the factors considered by the Company in determining that a "fund acquisition" for purposes of Regulation S-X Rule 6-11 had not occurred in connection with the Reorganization.

Response:

The Company respectfully submits that no "fund acquisition" of the Private Fund as contemplated in Rule 6-11 under Regulation S-X ("Rule 6-11") occurred in connection with the Reorganization and, therefore, financial statements of the Private Fund were not required to be included in the Company's Registration Statement. See Rule 6-11(a)(2)(ii) under Regulation S-X.

Under Rule 6-11, the determination of whether a fund has been or will be acquired should be evaluated in light of the relevant facts and circumstances, including, specifically, whether the acquisition will result in the acquisition of all or substantially all of the portfolio investments of the acquired fund. In determining that no "fund acquisition" occurred for purposes of Rule 6-11, the Company considered the following:

(i)             The Private Fund had not commenced investment operations prior to or at the time of the Reorganization and, as such, held no investments. As a result, the Reorganization was comprised of the conveyance, assignment, transfer and delivery by the Blocker and the Private Fund to the Company of the right, title and interest in and to the capital commitments of the members of the Blocker to the Blocker and the capital commitments of the limited partners of the Private Fund to the Private Fund (excluding, for the avoidance of doubt, the capital commitment made by the Blocker to the Private Fund), respectively, as of the Exchange Date. As no portfolio investments were transferred by the Private Fund to the Company, the Reorganization did not consist of the acquisition of "all or substantially all of the portfolio investments held by" the Private Fund.

(ii)            As the Private Fund had not commenced investment operations, and given the Company's disclosure of the facts and circumstances of the Reorganization in its Registration Statement, including its audited financial statements and the notes thereto, the inclusion of Private Fund financial statements in the Registration Statement would not serve the policy purposes behind Rule 6-11. Any Private Fund financial statements would have been duplicative of the Company's financial statements and the related disclosures in the notes thereto, and would not have provided investors with any additional, pertinent information—notably: (i) as the Private Fund had not commenced investment operations, it had no reportable schedule of investments; (ii) as the Private Fund had not called any capital commitments from its limited partners, its balance sheet would not have included any assets; (iii) the aggregate amount of capital commitments by limited partners of the Private Fund was disclosed in the notes to the Company's financial statements; (iv) the magnitude of the Private Fund's liabilities was disclosed in the Company's financial statements and the notes thereto; and (v) the assumption of the Private Fund's liabilities, subject to conditional reimbursement, was disclosed in the notes to the Company's financial statements. The Company notes that the financial statements and the notes thereto were opined on by an independent registered public accounting firm and considered and approved by the Company's Board of Directors, including separately by its Audit Committee.

United States Securities and Exchange Commission December 27, 2023 Page 6

Notwithstanding the foregoing, and assuming, for the sake of argument, that the Reorganization constituted a "fund acquisition" under Rule 6-11, the Private Fund's financial statements would not have been required to be included in the Company's Registration Statement. In cases where shares of an investment company (or BDC) are not registered to be offered to the security holders of the acquired fund under the 1933 Act, the acquired fund financials and certain supplemental information must only be included in the investment company's (or BDC's) financial statements if they meet the significance tests for purposes of Rule 6-11—here, the investment and income tests in Rule 1-02(w)(2)(i) and (ii)(B), respectively, substituting 20% for 10% each place it appears therein. Neither of these tests would have been satisfied as: (i) the Private Fund had not made any investments prior to the Reorganization and, therefore, did not constitute more than 20% of the value of the total investments of the Company; and (ii) the Private Fund did not have any net assets and, therefore, the absolute value of the change in net assets resulting from operations of the Private Fund did not exceed 20% of the absolute value of the change in net assets resulting from operations of the Company and its consolidated subsidiaries.

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If you have any questions, please feel free to contact the undersigned by telephone at 212.446.4839 (or by email at brad.green@kirkland.com) or Nicole M. Runyan, P.C. by telephone at 212.446.4774 (or by email at nicole.runyan@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green, P.C.
Brad A. Green, P.C.

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Andrew Rabinowitz, 26North Direct Lending LP